UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

JIANG Yuan

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 12 East Haitai Road

Huayuan Industrial Park, Hi-tech Industrial Zone

Tianjin, 300384

People’s Republic of China

+86-22-23789766-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,785,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,785,692

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,785,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.8%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization China

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,785,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,785,692

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,785,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.8%
(14)	Type of Reporting Person CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 to Schedule 13D filed on April 22, 2021 as further amended by Amendment No.2 to Schedule 13D filed on August 18, 2022 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

On May 15, 2023, in connection with an underwritten public offering by the Issuer and one of its shareholders (the “Offering”), the Issuer and TZS entered into a letter agreement (the “Consent”), pursuant to which, among other things and subject to certain conditions, TZS consented to the Offering and agreed to waive certain rights and the Issuer agreed, subject to certain exceptions, not to issue any Ordinary Shares or other securities prior to January 1, 2024 that would result in TZS Parent beneficially owning less than 25% of the outstanding Ordinary Shares.

Additionally, on May 16, 2023, in connection with the Consent and the Offering, the Issuer and TZS also entered into an Ordinary Share Purchase Agreement (the “Ordinary Share Purchase Agreement”) pursuant to which, conditioned upon the closing of the Offering, TZS agreed to purchase Ordinary Shares from the Issuer at the same per share price as in the Offering for an aggregate purchase price of US$42 million (the “Private Placement”, and such shares, the “Private Placement Shares”).

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Consent and the Ordinary Share Purchase Agreement, copies of which are attached hereto as Exhibit 7.09 and Exhibit 7.10 respectively, and which are incorporated herein by reference in their entirety.

Other than as described in Item 4 of this Amendment or as previously reported in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No.3 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 10,785,692 Ordinary Shares (which, for the avoidance of doubt do not include the Private Placement Shares), representing approximately 23.8% of the outstanding Ordinary Shares (such percentage is based on 45,409,811 Ordinary Shares outstanding as of April 2, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023).

(c) During the past 60 days none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors and executive officers has effected any transactions in Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

7.09	Letter Agreement, dated May 15, 2023, by and among the Issuer, TZS and the other signatories thereto.

7.10	Ordinary Share Purchase Agreement, dated May 16, 2023, by and between the Issuer and TZS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2023

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Director